UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Event: November 5, 2021
Commission file number 333-98397

LINGO MEDIA CORPORATION
(FORMERLY LINGO MEDIA INC.)
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4
(Address of principal executive offices)

Gali Bar-Ziv, President & CEO
Tel: (416) 927-7000 x33 Fax: (416) 927-1222 Email: investor@lingomedia.com
Lingo Media Corporation 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) or 101 (b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Dissemination of Press Release.

On November 5, 2021, Lingo Media Inc. (“Lingo”) disseminated a press release announcing its intention to file a Form 15 with the US Securities and Exchange Commission (“Commission”), thereby suspending its periodic reporting obligations under the US federal securities laws. A copy of the press release is annexed hereto as an exhibit.

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our filing of a Form 15 with the Commission.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19, commonly known as coronavirus, pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	significant developments in the global economy;

•	significant economic or political developments in Canada and the United States;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

                                        EXHIBIT INDEX

Exh. 99.1	Press Release, dated November 5, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By:	/s/ Gali Bar Ziv
Gali Bar-Ziv, President and CEO

Date: November 9, 2021